FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Disposal of Treasury Shares for Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Announces Disposal of Treasury Shares for Stock Award

Tokyo, May 14, 2026—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to dispose of treasury shares as outlined below1.

1.	Purpose of Disposition of Treasury Stock

As announced in the news release titled “Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)” issued on April 24, 2026, the Company has decided to grant Restricted Stock Units (RSUs) under its RSU Plan to directors, executive officers, and employees of the Company and its subsidiaries. The RSUs will be granted as deferred compensation using the Company’s treasury stock.

The Company has also decided to grant Performance Share Units (PSUs) under its PSU Plan to directors and executive officers as deferred compensation using its treasury stock.

Under the RSU Plan, the Company will, in principle, grant each allottee monetary compensation claims after a deferral period determined in advance by the Company. Upon disposal of treasury shares, the allottees will contribute those claims in kind to the Company, and the Company will allot a number of shares corresponding to the number of RSUs previously determined for each allottee.

Under the PSU Plan, after a three-year performance evaluation period, and based on the achievement of the performance targets for that period, the Company will grant each allotee monetary compensation claims. Upon disposal of treasury shares, the allottees will contribute those claims in kind to the Company. In return, the Company will allot a number of shares corresponding to the number of PSUs previously determined for each allottee.

For RSUs, the allotment date for the disposal of treasury shares will, in principle, be about one to three years (RSUs No. 64 to No. 66) from the date of the disposal decision, in line with the above-mentioned deferral period. For employees who are subject to compensation regulations in Europe, the allotment date will be about four years from the date of the decision (RSU No.67).

Until last year, the Company granted RSUs to employees subject to compensation regulations in Europe, with an allotment date of about seven years from the date of the decision to dispose of treasury shares. However, following amendments to the regulations, this year the Company will grant RSUs with an allotment date of about four years after the date of the disposal decision.

For PSU No.3, the allotment date for the disposal of treasury shares will, in principle, be about three years from the date of the disposal decision, corresponding to the above-mentioned performance evaluation period.

[1]	Allotment of the disposition of treasury stock to each of the Company’s directors and executive officers is in accordance with the decision made by the Compensation Committee.

2.	Number of Shares to be Allotted and Allottees[2]

(1)	RSU

(i)	Shares to be Allotted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Allottees	Number of Shares to be Allotted
RSU No.64	9	852,200
RSU No.65	9	851,900
RSU No.66	9	851,400

(ii)	Shares to be Allotted to Employees, etc.

	Employees of the Company		Directors, Executive Officers, and Employees of the Company’s Subsidiaries, etc.
	Number of Allottees	Number of Shares to be Allotted	Number of Allottees	Number of Shares to be Allotted
RSU No.64	32	107,300	2,355	8,416,200
RSU No.65	32	106,300	2,355	8,337,600
RSU No.66	32	104,900	2,355	8,260,700
RSU No.67	3	35,900	240	1,812,400

(2)	PSU

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Allottees	Number of Shares to be Allotted[3]
PSU No.3	2	811,500

At the end of the performance evaluation period, the number of shares to be granted will be calculated in accordance with the following method.

(i) Quantitative Evaluation Items and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

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The number of shares to be allotted above is based on the assumption that all monetary compensation claims to be granted to the allottees in accordance with the RSU Plan and the PSU Plan are contributed. The actual amount of monetary compensation claims to be contributed in kind will be calculated by deducting a certain amount to be granted in cash, the amount of which will be determined in consideration of withholding to be made by the company with respect to the RSU Plan and the PSU Plan based on each country’s tax regulations, from the amount of such monetary compensation claims, and hence the number of shares to be actually allotted is expected to decrease from the above numbers.

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As for the PSU Plan, the number of shares to be allotted above is the maximum number (150% of the base number of shares) which will be calculated on the basis of the base number of shares (541,000 shares) and is expected to be decreased, depending on the degree of achievement of the performance targets. In addition, the number of shares to be allotted is an estimated number at this point, and, if the allottee’s continuous service is terminated prior to vesting date due to his/her own reasons, or any other certain events arise, the number of shares to be allotted may decrease without subscription of the company’s shares.

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(ii)	Calculation method for the number of shares to be paid:

The number of shares to be granted is calculated by multiplying the base number of shares4 by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR.

3.	Summary of Disposition of Treasury Stock

(1)	RSU

	RSU No.64	RSU No.65	RSU No.66	RSU No.67
1. Payment Period	April 20, 2027 to May 19, 2027	April 20, 2028 to May 19, 2028	April 20, 2029 to May 19, 2029	April 20, 2030 to May 19, 2030

2. Class and Number of Shares to be Disposed	9,375,700 shares of common stock of the Company	9,295,800 shares of common stock of the Company	9,217,000 shares of common stock of the Company	1,848,300 shares of common stock of the Company

3. Disposition Price	1,274 yen per share

4. Total Amount of Disposition Price	11,944,641,800 yen	11,842,849,200 yen	11,742,458,000 yen	2,354,734,200 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 11,944,641,800 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 11,842,849,200 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 11,742,458,000 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 2,354,734,200 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 2,396 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 2,396 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 2,396 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 243 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries

9. Other	In connection with the disposal of treasury shares in this table, the Company will file an extraordinary report in accordance with the Financial Instruments and Exchange Act.

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The base number of shares is the number of shares which shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking by the price of NHI common stock at the time of grant.

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(2)	PSU

PSU No.3
1. Payment Period	April 20, 2029 to September 30, 2029

2. Class and Number of Shares to be Disposed	811,500 shares of common stock of the Company

3. Disposition Price	1,274 yen per share

4. Total Amount of Disposition Price	1,033,851,000 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
Value of Assets to be Contributed: 1,033,851,000 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 2 Directors and Executive Officers of the Company

9. Others	In connection with the disposal of treasury shares in this table, the Company will file an extraordinary report in accordance with the Financial Instruments and Exchange Act.

When the number of issued and outstanding shares of the Company increases or decreases as a result of reverse stock split, stock split, or allotment of stock without contribution, etc., the number of shares to be disposed (including the number of shares to be allotted stated in “2. Number of Shares to be Allotted and Allottees” above) and the disposition price, etc., listed above could be reasonably adjusted according to the ratio of stock split, etc.

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4.	Calculation Basis of Disposition Price and its Specific Content

The disposition price for the disposal of treasury shares is 1,274 yen, which is the closing price of the Company’s shares of common stock on the Tokyo Stock Exchange on the business day immediately preceding the date of the decision to dispose of treasury shares (May 13, 2026), rounded up to the nearest yen. The reason for adopting this closing price is that the Company has determined that, since the Company’s shares of common stock are listed and there are no special circumstances indicating that the latest share price cannot be relied on, the Company considers this price to be reasonable because it reflects business performance and market supply and demand, excludes arbitrariness, and does not constitute an offering at a favorable price.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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